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W5 1UA

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maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

7 July 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. RNS Announcement – Notification of Interests of Directors & Connected Persons (Mike Kirkham & David Lowden)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

dlw 7/13

F:\Users\CompanySecretarial 040101\Plc\Letters\040707 - (Securities & Exchange Commission) (RNS Announcements - Notifcation of interests - MAK & DSL).doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		15:30 2 Jul 04		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

TAYLOR NELSON SOFRES plc

2. Name of director

MICHAEL ANTHONY KIRKHAM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

MICHAEL ANTHONY KIRKHAM

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of 3,700 options under the Savings Related Share Option Scheme:
May 1999 grant

7. Number of shares / amount of stock acquired

3,700

8. Percentage of issued class
0.0008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security
ORDINARY SHARES 5 PENCE EACH

12. Price per share

N/A

13. Date of transaction

2 JULY 2004

14. Date company informed

2 JULY 2004

15. Total holding following this notification

346,536

16. Total percentage holding of issued class following this notification
0.0778%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

JUDITH GEORGE, ASSISTANT COMPANY SECRETARY
020 8967 4655 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY

Date of Notification

2 JULY 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Name of company

¯AYLOR NELSON SOFRES plc

Name of director

ƆAVID SOUTAR LOWDEN

. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 bove or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that erson's spouse or children under the age of 18 or in respect of a non-beneficial interest

2. ABOVE

. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of nem (if notified)

DAVID SOUTAR LOWDEN

. Please state whether notification relates to a person(s) connected with the director named in 2 above nd identify the connected person(s)

N/A

. Please state the nature of the transaction. For PEP transactions please indicate whether general/single o PEP and if discretionary/non discretionary

Exercise of 5,000 options under the Savings Related Share Option Scheme:
May 1999 grant

. Number of shares / amount of stock acquired

5,000

. Percentage of issued class

)008%

Number of shares/amount of stock disposed

J/A

). Percentage of issued class

J/A

1. Class of security
RDINARY SHARES 5 PENCE EACH

2. Price per share

N/A

3. Date of transaction

2 JULY 2004

4. Date company informed

2 JULY 2004

5. Total holding following this notification

55,000

6. Total percentage holding of issued class following this notification
).0124%

a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

JUDITH GEORGE, ASSISTANT COMPANY SECRETARY
020 8967 4655 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY

)ate of Notification

2 JULY 2004

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 15:31 Fri, Jul 2 2004 UK Time

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Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
Taylor Nelson Sofres PLC	Director Shareholding		14:51 2 Jul 04			Submit | Abandon
Taylor Nelson Sofres PLC	Holding(s) in Company		13:06 29 Jun 04			Submit | Abandon
Taylor Nelson Sofres PLC	Director Shareholding		13:24 11 Jun 04			Submit | Abandon

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RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
4508A	Taylor Nelson Sofres PLC	Director Shareholding		Released	15:30 2 Jul 04			Replace
2570A	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:12 29 Jun 04			Replace
1640A	Taylor Nelson Sofres PLC	Additional Listing		Released	14:13 25 Jun 04			Replace
9261Z	Taylor Nelson Sofres PLC	Notice of Results		Released	15:10 18 Jun 04			Replace
6999Z	Taylor Nelson Sofres PLC	Director Shareholding-Replace		Released	16:35 11 Jun 04		6843Z	Replace

6843Z	Taylor Nelson Sofres PLC	Director Shareholding	Released	13:34 11 Jun 04
4457A	Taylor Nelson Sofres PLC	Director Shareholding	Deleted	15:07 2 Jul 04

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Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

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RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

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